                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO.  )*

                            SMARTFLEX SYSTEMS, INC.
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                                (Name of Issuer)


                         COMMON STOCK, $.0025 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  83169K 10 8
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                                 (CUSIP Number)


                           MR. WALLACE K. TSUHA, JR.
                     SATURN ELECTRONICS & ENGINEERING, INC.
                               255 REX BOULEVARD
                          AUBURN HILLS, MICHIGAN 48326
                                 (248) 853-5724

                                   COPIES TO:

                                 DONALD J. KUNZ
                       HONIGMAN MILLER SCHWARTZ AND COHN
                          2290 FIRST NATIONAL BUILDING
                            DETROIT, MICHIGAN 48226
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                  JULY 6, 1999
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            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                              PAGE 1 OF 8 PAGES

                                  SCHEDULE 13D

CUSIP NO.     83169K 10 8                                      PAGE 2 OF 8 PAGES
         ---------------------
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Saturn Electronics & Engineering, Inc.
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [x]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    BK
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [x]

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6   CITIZENSHIP OR PLACE OF ORGANIZATION


    Michigan
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                7   SOLE VOTING POWER
  NUMBER OF

   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    534,808*
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING

   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    534,808*
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     534,808*
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.9%**
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14   TYPE OF REPORTING PERSON

     CO
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                      SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO. 83169K 10 8                                          PAGE 3 OF 8 PAGES
         ---------------------
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    SSI Acquisition Corp.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [x]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    BK
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [x]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


    Delaware
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                7   SOLE VOTING POWER
  NUMBER OF

   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    534,808*
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING

   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    534,808*
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     534,808*
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.9%**
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------
                      SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO. 83169K 10 8                                          PAGE 4 OF 8 PAGES
         ---------------------
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Wallace K. Tsuha
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [x]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    BK, PF
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


    U.S.
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                7   SOLE VOTING POWER
  NUMBER OF
                    1,500***
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    534,808*
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    1,500***
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    534,808*
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     536,308***
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.0%**
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14   TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------
                      SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

* On July 6, 1999, Saturn Electronics & Engineering, Inc. (the "Parent") and SSI Acquisition Corp., a wholly owned subsidiary of the Parent (the "Purchaser"), entered into Stock Tender and Voting Agreements (the "Stockholder Agreements") with certain stockholders (the "Stockholders") of Smartflex Systems, Inc. (the "Company"), who beneficially own 534,808 shares of common stock, $.0025 par value, of the Company (the "Shares") in the aggregate, or approximately 7.9% of the Shares outstanding as of July 6, 1999. Under the Stockholder Agreements, each Stockholder has agreed to validly tender the Shares beneficially owned by it, as well as any Shares subsequently acquired by it, into the Offer, and not to withdraw such Shares from the Offer. The Purchaser's right to purchase the Shares subject to the Stockholder Agreements is reflected in rows 8, 10 and 11 of each of the tables above. Pursuant to the Stockholder Agreements, each Stockholder has also delivered an irrevocable proxy to the Parent and certain of the Parent's affiliates to vote the Shares subject to the Stockholder Agreements in favor of the Merger, the adoption by the Company of the Agreement and Plan of Merger dated as of July 6, 1999 among the Purchaser, the Parent and the Company (the "Merger Agreement"), and the approval of the terms thereof and each of the other transactions contemplated by the Merger Agreement, and have agreed to vote against
         (a) any action or agreement that would result in a breach of any covenant or any representation or warranty or any other obligation or agreement of the Company under or pursuant to the Merger Agreement and
         (b) any action or agreement that would impede, interfere with delay, postpone or attempt to discourage the Merger or the Offer.

**       Based on a representation of the Company in the Merger Agreement.

*** Includes 1,500 Shares directly owned by Wallace K. Tsuha, Jr., and 534,808 Shares beneficially owned by Wallace K. Tsuha, Jr., as the chairman and majority shareholder of the Parent, pursuant to the Purchaser's right to purchase the Shares subject to the Stockholder Agreements.

ITEM 1.  SECURITY AND ISSUER.

         The class of equity securities to which this Statement on Schedule 13D (this "Statement") relates is the common stock, par value $.0025 per share (the "Shares") of Smartflex Systems, Inc., a Delaware corporation (the "Company"), which has its principal executive offices at 14312 Franklin Avenue, Tustin, California 92781.

ITEM 2.  IDENTITY AND BACKGROUND.

         This Statement is being filed by SSI Acquisition Corp., a Delaware corporation (the "Purchaser"), Saturn Electronics & Engineering, Inc., a Michigan corporation (the "Parent") and Wallace K. Tsuha, Jr., an individual and the President, Chief Executive Officer, Chairman and shareholder of the Parent.

         During the last five years, none of the Purchaser, the Parent or Mr. Tsuha has been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors).

         During the last five years, none of the Purchaser, the Parent or Mr. Tsuha has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as the result of which such person was or is subject to, federal or state securities laws or finding any violation with respect to such laws.

         Mr. Tsuha is a citizen of the United States.

         The business address of each of the Purchaser, the Parent and Mr. Tsuha is 255 Rex Boulevard, Auburn Hills, Michigan 48326.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         In connection with the execution of the Stockholder Agreements, no amounts were paid.

ITEM 4.  PURPOSE OF TRANSACTION.

         On July 6, 1999, Saturn Electronics & Engineering, Inc. (the "Parent") and SSI Acquisition Corp., a wholly owned subsidiary of the Parent (the "Purchaser"), entered into Stock Tender and Voting Agreements (the "Stockholder Agreements") with certain stockholders (the "Stockholders") of Smartflex Systems, Inc. (the "Company"), who beneficially own 534,808 shares of common stock, $.0025 par value, of the Company (the "Shares") in the aggregate, or approximately 7.9% of the Shares outstanding as of July 6, 1999. Under the Stockholder Agreements, each Stockholder has agreed to validly tender the Shares beneficially owned by it, as well as any Shares subsequently acquired by it, into the Offer, and not to withdraw such Shares from the Offer. Pursuant to the Stockholder Agreements, each Stockholder has also delivered an irrevocable proxy to the Parent and certain of the Parent's affiliates to vote the Shares subject to the Stockholder Agreements in favor of the Merger, the adoption by the Company of the Agreement and Plan of Merger dated as of July 6, 1999 among the Purchaser, the Parent and the Company (the "Merger Agreement"), and the approval of the terms thereof and each of the other transactions contemplated by the Merger Agreement, and have agreed to vote against (a) any action or agreement that would result in a breach of any covenant or any representation or warranty or any other obligation or agreement of the Company under or pursuant to the Merger Agreement and (b) any action or agreement that would impede, interfere with delay, postpone or attempt to discourage the Merger or the Offer.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         See Item 4, above.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

         See Item 4, above.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         (a) Agreement and Plan of Merger dated as of July 6, 1999 among the Parent, the Purchaser and the Company. (Incorporated by reference from Exhibit
(C)(1) the Parent's, the Purchaser's and Mr. Tsuha's Schedule 14D-1 filed with respect to the Issuer on July 14, 1999, as amended.)

         (b) Stock Tender and Voting Agreement with William L. Healey. (Incorporated by reference from Exhibit (C)(3) the Parent's, the Purchaser's and Mr. Tsuha's Schedule 14D-1 filed with respect to the Issuer on July 14, 1999, as amended.)

         (c) Stock Tender and Voting Agreement with William E. Bendush. (Incorporated by reference from Exhibit (C)(4) the Parent's, the Purchaser's and Mr. Tsuha's Schedule 14D-1 filed with respect to the Issuer on July 14, 1999, as amended.)

         (d) Stock Tender and Voting Agreement with Alan V. King. (Incorporated by reference from Exhibit (C)(5) the Parent's, the Purchaser's and Mr. Tsuha's
Schedule 14D-1 filed with respect to the Issuer on July 14, 1999, as amended.)

         (e) Stock Tender and Voting Agreement with William A. Klein. (Incorporated by reference from Exhibit (C)(6) the Parent's, the Purchaser's and Mr. Tsuha's Schedule 14D-1 filed with respect to the Issuer on July 14, 1999, as amended.)

         (f) Stock Tender and Voting Agreement with Gary E. Liebl. (Incorporated by reference from Exhibit (C)(7) the Parent's, the Purchaser's and Mr. Tsuha's
Schedule 14D-1 filed with respect to the Issuer on July 14, 1999, as amended.)

         (g) Stock Tender and Voting Agreement with Anthony R. W. Richardson. (Incorporated by reference from Exhibit (C)(8) the Parent's, the Purchaser's and Mr. Tsuha's Schedule 14D-1 filed with respect to the Issuer on July 14, 1999, as amended.)

         (h) Stock Tender and Voting Agreement with John W. Hohener. (Incorporated by reference from Exhibit (C)(9) the Parent's, the Purchaser's and Mr. Tsuha's Schedule 14D-1 filed with respect to the Issuer on July 14, 1999, as amended.)

         (i) Stock Tender and Voting Agreement with Richard D. Bell. (Incorporated by reference from Exhibit (C)(10) the Parent's, the Purchaser's and Mr. Tsuha's Schedule 14D-1 filed with respect to the Issuer on July 14, 1999, as amended.)

         (j) Stock Tender and Voting Agreement with James Cogan. (Incorporated by reference from Exhibit (C)(11) the Parent's, the Purchaser's and Mr. Tsuha's
Schedule 14D-1 filed with respect to the Issuer on July 14, 1999, as amended.)

         (k) Stock Tender and Voting Agreement with Christopher Rollison. (Incorporated by reference from Exhibit (C)(12) the Parent's, the Purchaser's and Mr. Tsuha's Schedule 14D-1 filed with respect to the Issuer on July 14, 1999, as amended.)

         (l) Stock Tender and Voting Agreement with Cheryl Moreno. (Incorporated by reference from Exhibit (C)(13) the Parent's, the Purchaser's and Mr. Tsuha's
Schedule 14D-1 filed with respect to the Issuer on July 14, 1999, as amended.)


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 26, 1999
                                       SATURN ELECTRONICS & ENGINEERING, INC.


                                       By: /s/ Wallace K. Tsuha, Jr.
                                          -------------------------------------
                                                Name:    Wallace K. Tsuha, Jr.
                                                Title:   President


                                       SSI ACQUISITION CORP.


                                       By: /s/ Wallace K. Tsuha, Jr.
                                          -------------------------------------
                                                Name:    Wallace K. Tsuha, Jr.
                                                Title:   President


                                           /s/ Wallace K. Tsuha, Jr.
                                          -------------------------------------
                                          Wallace K. Tsuha, Jr.